Exhibit 99.143

DeFi Technologies Inc. Announces Q2 2024 Financial Results: Achieving Its Strongest Financial Quarter to Date, Record Revenues of C$133.2 million (US$98.0 million) and $128.2 million (US$94.4 million) for the three and six months ended June 30, 2024, Net Income of C$90.4 million (US$66.5 million) and $72.3 million (US$53.2 million) for the three and six months ended June 30, 2024, and Notable Strategic Developments

●	Record Operating Revenues and Net Income: DeFi Technologies recorded its strongest quarter ever, achieving Total Revenues of C$133.2 million (approximately US$98.0 million) and C$128.2 million (approximately US$94.4 million) for the three and six months and Net Income of C$90.4 million (approximately US$66.5 million) and C$72.3 million (approximately US$53.2 million) for three and six months ended June 30, 2024.

●	Strategic Advancements and Product Launches: The quarter featured the launch of multiple Exchange Traded Products (“ETPs”) by subsidiary Valour Inc, and Valour Digital Securities Limited (together, “Valour”) significantly enhancing the company’s product offerings and market position.

●	Substantial Growth in Assets Under Management (AUM): AUM grew by 43.7% since December 31, 2023 to approximately C$730.1 million (US$533.4 million) as of June 30, 2024, driven by favorable market conditions, new product launches, and strategic corporate actions that enhanced trading volumes and overall financial performance. Since June 30, 2024, AUM has further increased to C$837 million (US$610 million) as of July 31, 2024.

●	2024 Outlook: Looking ahead, DeFi Technologies projects its annualized revenues for fiscal 2024 to reach approximately C$179 million (US$131 million) for 2024, supported by ongoing AUM growth, upcoming ETP launches, and the integration of new acquisitions, which are poised to capitalize on the favorable conditions in the digital asset sector. Furthermore, we continue to evaluate additional Defi Alpha trading opportunities which, if executed, will drive revenues and net income higher.

TORONTO, Aug. 14, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DEFI”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its financial performance for the three and six months ended June 30, 2024 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights of Q2 2024:

●	The Company reported a cash balance as of June 30, 2024 of C$19.5 million (US$14.2 million) compared to C$6.7 million (US$4.2 million) on December 31, 2024. The Company also held $54.5 million in USDT and 110 BTC totaling $9.2M (US$6.7M) as part of its treasury position at the end of June 2024. As of August 14, 2024, the Company’s digital asset treasury position has increased to include 204.23 BTC, 12,775 SOL, and 1,484,148 CORE, totaling $15.5 million (US$21.2 million).

●	The Company’s venture portfolio investments were valued at C$41.0 million ($US30.5 million) as of June 30, 2024.

●	AUM grew 43.7% from C$508.1 million ($US370.8 million) as of December 31, 2023 to approximately C$730.1 million (US$532.2) as of June 30, 2024.

●	Total Revenues were C$133.2 million (US$98 million) for Q2 2024, a significant improvement from the total revenues of C$7.4 million (US$5.4 million) for the same period in 2023.

●	Valour announced the launches of a Short Spot Bitcoin ETP, Valour Internet Computer (ICP) ETP, Valour Toncoin (TON) ETP, Valour Chainlink (LINK) ETP, the world’s first CORE ETP, expanded the world’s first Hedera ETP to Spotlight Stock Market and launched the world’s first yield bearing Bitcoin (BTC) ETP in collaboration with Core Foundation, offering investors exposure to Bitcoin with a 5.65% yield.

●	DeFi Alpha, a specialized arbitrage trading desk, generated over $111.5 Million (US$82 Million) in Q2 2024.

●	Valour paid down C$40.4 million (US$29.5 million) in outstanding loans, thereby increasing digital asset collateral for revenue generation.

●	Valour launched trading desk in UAE to expand ETP listings and presence in the Middle East.

●	DeFi Technologies launched a normal course issuer bid.

●	DeFi Technologies announced the launch of a Core chain validator node to participate in network consensus and staking, stakes 1,498 BTC.

●	Reflexivity Research partnered with CoinMarketCap to deliver crypto insights.

Comment from the CEO:

“Q2 2024 represents a transformative period for DeFi Technologies, setting new benchmarks for financial performance and strategic growth. Our record revenues of $133.2 million (US$98 million) and net income of $90.4 million (US$66.5 million) for the quarter reflect the strength of our business model and the success of our recent strategic initiatives,” said Olivier Roussy Newton, CEO of DeFi Technologies. “For the quarter, we not only delivered exceptional financial results but also significantly advanced our market position through key product launches, partnerships, and the expansion of our digital asset ETP offerings.

A pivotal highlight of this quarter was the launch of DeFi Alpha, our specialized arbitrage trading desk, which generated over $111.5 million (US$82 million) in Q2 2024. This new venture has rapidly become a significant revenue driver, showcasing our commitment to innovation and adaptability in the dynamic digital asset landscape.

Additionally, we strategically paid down US$29.5 million in outstanding loans, strengthening our balance sheet and increasing our digital asset collateral for revenue generation. Our digital asset treasury strategy remains robust, with holdings of 204.34 BTC, 12,775 SOL tokens, and 1,484,148 CORE tokens, enabling us to participate in the appreciation of digital assets while supporting our staking and yield-generating activities.

The 43.7% growth in AUM to $730.1 million as of June 30, 2024, and further growth to $837 million by July 31, 2024, underscores our ability to adapt and thrive in the rapidly evolving financial technology landscape. As we continue to innovate and lead in the regulated digital asset space, these achievements reinforce our commitment to delivering long-term value to our shareholders.

The net income of $90.4 million (US$66.5 million) for the quarter and $72.3 million (US$53.2 million) for the six months ended June 30, 2024, reflects our financial strength. The drop from $90.4 million in net income for Q2 to $72.3 million for the six months is primarily as a result of the downward adjustment in the value of BTC collateral to the carrying value of the outstanding loan payable held by Genesis Global Capital LLC (“Genesis”) due to filing for bankruptcy. We have received an initial distribution of 95 BTC in August from the estate of Genesis and anticipate further distributions as the liquidation process runs its course.

“Moving forward, we remain focused to capitalize on the growing opportunities within the digital asset sector, ensuring that DeFi Technologies remains at the forefront of financial innovation and continues to leverage our digital asset treasury and initiatives like DeFi Alpha to maximize returns and support the broader ecosystem,” added Mr. Roussy Newton.

ETPs/Valour:

Valour’s ETP business reported AUM of $730.1 million as of June 30, 2024, a 43.7% increase from December 31, 2023 AUM of $508 million. As of July 31, 2024, Valour’s AUM stood at $837 million.

Liquidity:

The Company ended Q2 2024 with a cash balance of $19.5 million, compared to $6.7 million at the close of 2023. The Company also held $54.5 million in USDT. Additionally, the venture portfolio investments stood firm at $41.0 million.

Financial Performance:

For the three and six months ending June 30, 2024:

●	Revenues were $133.2 million and $128.2 million for three and six months ended June 30, 2024, compared to $7.4 million and $(4.0) million for the same periods in 2023. Defi Alpha trading desk revenue, increased staking and lending, management fees and new revenue from its recently acquired Reflexivity LLC helped improve revenues in Q2 2024.

●	Net Income was $90.4 million and $72.3 million for three and six months ended June 30, 2024 compared to $(0.7) million and $ 17.1) million for the same periods in 2023.

Outlook for 2024:

The outlook that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary note regarding forward-looking information” and “Financial Outlook Assumptions” below for more information.

The Company has experienced significant revenue growth since Q1 2024. Valour’s ETPs have witnessed a nearly 700% increase in AUM from the market lows in late 2022, alongside growth in trading volumes. Valour’s AUM stood at approximately $730.1 million (US$533.4 million) as of June 30, 2024 and $837 million (US$609 million) as of July 31, 2024.

The Company’s staking and lending income, changes in gains and losses on digital assets and ETP payables, as well as management fees, are closely correlated with capital inflow for Valour’s ETPs and the price of digital assets underlying Valour’s ETPs, which has continued to grow since the end of 2023. Furthermore, revenue from arbitrage and liquidity provision is highly linked to overall market activity and turnover in Valour’s listed ETPs. The Company also formed DeFi Alpha in Q2 2024, which generated approximately $111.5 million (US$82 million) in Q2 2024, Given the foregoing factors, the Company’s annualized revenue is forecasted to be approximately $179 million (US$131 million) for 20241. Further growth in AUM may lead to proportional increases in revenue.

For Q3 2024, it is anticipated that new ETP launches, improved ETP mix and continuous inflow of funds into Valour’s ETPs, further trading opportunities identified and executed by DeFi Alpha and accretive acquisitions of the Company, will continue to add to revenues of the Company. The Company maintains its plans to launch approximately 15 ETP products in 2024 and an additional 30 in 2025 as the Company continues to take advantage of positive macro fundamentals for the digital asset ecosystem in general.

1	The Company provided an Operating Revenue guidance of $119 million (US$87.45 million) in Q1 2024. Operating Revenue is a non-IFRS financial measure that excludes the one-time effect of the adjustment in the value the BTC collateral held by Genesis Global Capital LLC (“Genesis”). As the Genesis liquidation is a one-time effect and given the passage of time and progress of the Genesis liquidation, the Company has elected to use revenue as defined under IFRS for its financial outlook beginning Q2 2024.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; revenue generation by DeFi Alpha; future collaborations and partnerships; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company’s excess liquidity and identify and execute accretive trading opportunities, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, ongoing subscriptions of Reflexivity Research, consumer interest in the Valour’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic or the mpox virus; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; Valour’s inability to launch attractive ETPs; the Valour’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; The Company’s ability to execute on its acquisition strategy; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Companys ability to expand our sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

SOURCE DeFi Technologies Inc.

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For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 17:26e 14-AUG-24

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